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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 18)



                          Citadel Holding Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, $0.01 par value per share
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   172862104
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
                 550 S. Hope, Ste. 1825, Los Angeles, CA 90071
- --------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              September 20, 1995
- --------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.  172862104                                           Page 2 of 5 Pages

- --------------------------------------------------------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Craig Corporation
                   95-1620188
- --------------------------------------------------------------------------------

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)[_]
                                                                      (b)[_]

- --------------------------------------------------------------------------------

3              SEC USE ONLY

- --------------------------------------------------------------------------------

4              SOURCE OF FUNDS*

                     WC
- --------------------------------------------------------------------------------

5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEMS 2(d) or 2(e)                         [_]

- --------------------------------------------------------------------------------

6              CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
- --------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

                                  1,542,612
                        --------------------------------------------------------
       NUMBER OF          8   SHARED VOTING POWER
        SHARES
     BENEFICIALLY       --------------------------------------------------------
     OWNED BY EACH        9   SOLE DISPOSITIVE POWER
       REPORTING
      PERSON WITH                 1,542,612
                        --------------------------------------------------------

                         10   SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------

11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,542,612
- --------------------------------------------------------------------------------

12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*                                           [_]

- --------------------------------------------------------------------------------

13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      23.1%
- --------------------------------------------------------------------------------

14              TYPE OF REPORTING PERSON*

                      CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


     This Amendment No. 18 amends and supplements the Schedule 13D, dated June 5, 1987, and Amendments thereto (collectively, the "Schedule 13D") filed by Craig Corporation, a Delaware corporation ("Craig"), relating to beneficial holdings of shares (the "Shares") of Common Stock of Citadel Holding Corporation (the "Issuer"). All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D.

     ITEM 1. SECURITY AND ISSUER.

     Item 1 is hereby amended to add the following:

     Included in the shares of Common Stock beneficially owned by Craig are 666,000 shares of Common Stock issuable upon exercise of a warrant (the "Warrant Shares") granted by the Issuer to Craig pursuant to a Conversion Deferral, Warrant and Reimbursement Agreement (the "Warrant Agreement") as described in Amendment 15 dated April 3, 1995.

     Craig's responses in Items 7, 9, 11 and 13 of the Cover Page of this Amendment No. 18 include 876,612 outstanding shares of Common Stock held by Craig and the Warrant Shares. Craig also holds 1,329,114 shares of 3% Cumulative Voting Convertible Preferred Stock (the "Preferred Shares"), stated value $3.95 per share, of the Issuer, which are convertible under certain circumstances into shares of Common Stock as described in Amendments 14, 15 (dated December 7, 1994) and 15 (dated April 3, 1995) to Schedule 13D. Pursuant to the Warrant Agreement described in Amendment 15, dated April 3, 1995, Craig has generally agreed not to tender any of the Preferred Shares for conversion (the "Conversion Deferral") prior to February 4, 1996. In light of the Conversion Deferral, Craig's responses in Items 7, 9, 11 and 13 of the Cover Page of this Amendment No. 18 do not include any shares of Common Stock that would be issuable assuming Craig's conversion of the Preferred Shares.

     Pending any conversion of the Preferred Shares, the holders of the Preferred Shares are entitled to one vote per Preferred Share on all matters submitted to the Issuer's stockholders and to vote together with the holders of Common Stock as a single class with respect to such matters. The Common Stock beneficially owned by Craig as reported herein, together with its Preferred Shares, represents approximately 35.9% of the aggregate combined voting power of the outstanding shares of Preferred Stock and Common Stock assuming the exercise in full of the Warrant.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended to add the following:

     The source of funds for Craig's purchase of 90,700 shares of the Issuer's Common Stock is working capital. All of these purchases were market purchases for a total net consideration of approximately $197,350.

     ITEM 4.  PURPOSE OF TRANSACTION.

     Item 4 is hereby amended to add the following:

     The above described purchases have increased Craig's interest in Common Stock of the Issuer by 90,700 shares, representing approximately 1.5% of the Issuer's currently outstanding common stock. With these purchases, Craig currently owns 30.1% of the outstanding voting securities of the Issuer, and upon exercise of the Warrant Shares, would own 35.9% of such outstanding voting securities. Please see Amendment 17 for certain information relating to certain management and Board interlocks with respect to Craig and the Issuer.

     Subject to the availability of shares at acceptable prices, Craig desires to acquire additional Citadel outstanding Common Stock and is currently considering the acquisition of up to not more than approximately 14% of Citadel's outstanding Common Stock. Such acquisition may be achieved through open market purchases, privately negotiated purchases or, provided such an approach were to be acceptable to the Citadel Board of Directors, a limited tender offer, or a combination of one or more of the above. However, Craig has no present intent to acquire securities representing greater than 49.9% of the outstanding voting power of the Issuer, to liquidate the Issuer, or to otherwise take it private or cause it to be other than publicly traded. Craig has no current plan or proposal with respect to any transaction with the Issuer of the types specified in Items 4(b) through (j) of Schedule 13D.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended to add the following:

     5(a). See Items 11 and 13 of the Cover Page and the information in Item 1 concerning the securities of the Issuer beneficially owned by Craig.

     5(b).  See Items 7, 8, 9 and 10 of the Cover Page and the information in
Item 1 concerning the calculation of the combined voting power represented by the securities of the Issuer beneficially owned by Craig.

     Within the past 30 days, Craig has engaged in the following transactions in Common Shares of the Issuer, all of which were effectuated on the American Stock
Exchange:

Date         Shares Purchased   Price Per Share
- ----------   ----------------   ---------------

8/29/95                15,100            $2.125
8/30/95                 2,000            $2.000
8/31/95                15,000            $2.250
9/06/95                 8,000            $2.125
9/11/95                10,600            $2.000
9/20/95                25,000            $2.125
9/21/95                 8,000            $2.125
9/22/95                 7,000            $2.125

                                  SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 27, 1995


CRAIG CORPORATION
a Delaware Corporation


By: /s/ Robin Skophammer
    --------------------
    Robin Skophammer
    Chief Financial Officer